EXHIBIT 99.1

NewsRelease

TC Energy provides Coastal GasLink Project update

CALGARY, Alberta – Feb. 1, 2023 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced updated cost estimates for the Coastal GasLink Project (the Project). The Project continues to face material cost pressures that include challenging conditions in the Western Canadian labour market; shortages of skilled labour; impacts of contractor underperformance and disputes; as well as other unexpected events like drought conditions and erosion and sediment control challenges.

A comprehensive cost and schedule risk analysis (CSRA) was conducted to assess current market conditions and potential risks and uncertainties facing the remaining project scope. As a result of the CSRA, TC Energy’s estimate of the costs to complete the Project has increased to approximately $14.5 billion. This estimate excludes potential cost recoveries and incorporates contingencies for certain factors that may be outside of the Company’s control such as labour conditions; contractor performance; and weather-related events.

TC Energy expects to fund the incremental revised project costs and is actively pursuing cost mitigants and recoveries that may partially offset a portion of these costs, some of which may not be conclusively determined until after the Project is in service. Coastal GasLink is working closely with its prime contractors on implementing productivity improvement strategies targeting mechanical completion by year-end 2023, with commissioning and clean-up work continuing into 2024 and 2025. The CSRA review also considered the potential impact of an extension of construction well into 2024. In that event, costs would increase further by up to $1.2 billion. Due to the increase in the expected cost of the Project and the additional funding required, TC Energy will recognize an impairment to its equity investment in Coastal GasLink LP in its fourth quarter 2022 financial results.

The Coastal GasLink Project continues to make significant progress having reached approximately 83 per cent overall completion. The entire route has been cleared, grading is more than 94 per cent complete and over 485 km of the approximately 670 km pipeline has been backfilled with restoration activities underway in many areas. The Wilde Lake Compressor Facility has commenced commissioning work with the introduction of natural gas expected in March, representing another significant milestone in reaching our targeted mechanical completion later this year. Once complete, Coastal GasLink will be Canada’s first direct link for LNG deliveries that will further support displacing 60 to 90 million tonnes of CO2 emissions annually, an important step along the energy transition.

TC Energy’s overall 2023 capital expenditure outlook has been revised to approximately $11.5 to $12.0 billion, reflecting the deferral of certain project spending, expected cost-saving initiatives and incremental funding requirements associated with Coastal GasLink.

“We are disappointed with the increase in the Coastal GasLink Project costs. We continue to be laser-focused on safely completing this critical piece of energy infrastructure at the lowest possible cost, which will enable Canada’s first direct path for LNG exports,” said TC Energy President and CEO François Poirier. “The Project will provide substantive benefits for Indigenous and local communities across the Project route, our customers, the Western Canadian Sedimentary Basin, as well as playing a vital role in enabling global energy security and emissions reduction contributing to global climate goals,” added Poirier.

The Company’s resilient portfolio of high-quality, utility-like assets continues to deliver consistent and sustainable cash flow growth. We remain committed to growing our dividend at an annual rate of three to five per cent and accelerating our deleveraging target from 2026.

As previously announced, we are advancing a $5+ billion asset divestiture program this year. We anticipate a combination of strong market interest and compelling valuations will support upsizing the program to fully fund our industry-leading secured capital program and achieve our deleveraging target. We maintain our intent to cease the discounted Dividend Reinvestment Plan following the dividend declarations for the quarter ending June 30, 2023.

“Our strategic priorities for 2023 remain unchanged. Our focus is on safe project execution and operational excellence, strengthening our balance sheet and financial flexibility, enhancing returns on our assets, and advancing our decarbonization and low-carbon opportunities,” said Poirier.

About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). Forward-looking statements in this document may include, but are not limited to, statements regarding the Company’s expected schedules and costs of planned projects, expected cost recoveries, expected cash flows, expected future financing options available, expectations regarding the size, timing and outcome of the asset divestiture program, expected dividend growth, expected duration of discounted DRP issuance from treasury, and expected access to and cost of capital. Key assumptions on which our forward-looking information is based include, but are not limited to, assumptions about the realization of expected benefits from divestitures, anticipated construction costs, schedules and completion dates, access to capital markets, expected industry, market and economic conditions, inflation rates, foreign exchange and interest rates. Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy’s and its subsidiaries’ future plans and financial outlook. All forward-looking statements reflect TC Energy’s beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Stone Grissom / Suzanne Wilton
media@tcenergy.com
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403-920-7911 or 800-361-6522